Cornerstone Ministries Investments, Inc.

                         2450 Atlanta Highway, Suite 904
                             Cumming, Georgia 30040
                                                                    678.455.1100


                                                                    May 20, 2003

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                 Re: Cornerstone Ministries Investments, Inc.
                     (previously, PIF/Cornerstone Ministries Investments, Inc.) File No. 333-70474, Form SB-2
                     Post-effective Amendment No. 1

Dear Commission:

         Pursuant to Rule 477 under the Securities Act of 1933, we apply for withdrawal of this Post-effective Amendment No. 1, filed February 1, 2002.

         The only purpose for having submitted the proposed post-effective amendment had been to file, as an exhibit, a revised form of proposed Trust Indenture. The revised form of proposed Trust Indenture had no material changes in any substantive provisions. The only changes were to have reflected administrative and format preferences suggested by the trustee and its counsel. The Commission's staff advised us that the post-effective amendment would not be declared effective because it had incorporated by reference the previously filed Form T-1 as an exhibit, contrary to the Division of Corporation Finance staff's Telephone Interpretation No. 34.

         No securities were sold in connection with the proposed post-effective amendment.

         A new Trust Indenture was entered into June 14, 2002 and filed as an exhibit to the registrant's Form SB-2 registration statement, File No.333-91564, on June 28, 2002.

         Thank you for your assistance.



                                            Sincerely yours,

                                            S/JOHN T. OTTINGER

                                            John T. Ottinger, Vice President
                                            and Chief Operating Officer